UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-40580

Sentage Holdings Inc.

501, Platinum Tower, 233 Taicang Rd., Huangpu,

Shanghai City, the PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Explanatory Note

This report of foreign private issuer on Form 6-K is being filed to provide the home country rule exemption disclosure to be included in the next Form 20-F of Sentage Holdings Inc., an exempted company incorporated and existing under the laws of the Cayman Islands (the “Company”), for the fiscal year ending December 31, 2025.

Corporate Governance

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, the board of directors of the Company has elected to follow the Company’s home country rules for exemption from the requirements under Nasdaq Listing Rule 5620(a), which requires a listed company to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end, unless such company is a limited partnership that meets certain requirements.

Other than as described above or disclosed in other filings of the Company with the U.S. Securities and Exchange Commission, there are no significant differences between the Company’s corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sentage Holdings Inc.

Date: January 8, 2026	By:	/s/ Qiaoling Lu
	Name:	Qiaoling Lu
	Title:	Chief Executive Officer

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